SCHEDULE TO AMENDED AND RESTATED CUSTODIAN AGREEMENT

Listed below are Funds that are entitled to receive custodial services from State Street Bank and Trust Company under the Custodian Agreement dated December 1, 2000, and which will pay annual fees to State Street Bank and Trust Company pursuant to the Agreement.

Calvert Impact Fund, Inc.

         Calvert Global Water Fund

Date: September 30, 2008